

Mail Stop 3561

June 22, 2016

W. Randall Fowler
President
Enterprise Products Partners L.P.
1100 Louisiana Street, 10th Floor
Houston, Texas 77002

> **Re: Enterprise Products Partners L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Response dated June 3, 2016**
> **File No. 001-14323**

Dear Mr. Fowler:

We have reviewed your June 3, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2016 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Gross operating margin, page 102

1. We note your response to comment 4. Since you adjust a GAAP measure to accelerate the recognition of revenue, it appears your presentation of total segment gross operating margin reflecting adjustments for shipper make-up rights may be inconsistent with Questions 100.04 and 104.04 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance and explain to us whether and how it will impact your disclosures in future filings.

You may contact Andrew Blume, Staff Accountant, at 202-551-3254 or me at 202-551-3849 with any questions.

Sincerely,

Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products

cc: David Buck, Esq.